Exhibit 12.1
KINDER MORGAN, INC. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions except ratio amounts)

	Six Months Ended June 30,
	2018	2017
Earnings:
Pre-tax income before adjustment for net income attributable to noncontrolling interests and earnings from equity investments (including amortization of excess cost of equity investments) per statements of income	$38	$1,010
Add:
Fixed charges	1,062	982
Amortization of capitalized interest	7	6
Distributed income of equity investees	237	208
Less:
Interest capitalized from continuing operations	(38)	(26)
Preference security dividend requirements of consolidated subsidiaries	(14)	—
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	(7)	(9)
Income as adjusted	$1,285	$2,171

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs); also includes capitalized interest	$1,024	$958
Add:
Portion of rents representative of the interest factor	24	24
Preference security dividend requirements of consolidated subsidiaries	14	—
Fixed charges	$1,062	$982

Ratio of earnings to fixed charges	1.21	2.21